UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AboveNet, Inc.

(Name of Issuer)

Common Shares, par value $.01 per share

 (Title of Class of Securities)

00374N107

 (CUSIP Number)

December 31, 2007

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00374N107	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	JGD Management Corp. EIN: 13-3633324
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 1,606,652 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 1,606,652 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,606,652*
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 15.1%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

* The Reporting Person made its most recent open market purchase in November 2007. In December 2007, 15,237 Common Shares were acquired directly from the issuer as a result of a distribution of Common Shares in connection with the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., as amended. The Reporting Person has not acquired any additional Common Shares since such distribution.

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Item 1(a).	Name of Issuer:	AboveNet, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

360 Hamilton Avenue
White Plains, New York 10601

Item 2(a).	Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (“JGD”), a Delaware corporation, with respect to:

(i) 122,267 Common Shares (which consist of (a) 103,378 Common Shares and (b) warrants to purchase 18,889 Common Shares) directly owned by York Capital Management, L.P. (“York Capital”), a Delaware limited partnership;

(ii) 381,788 Common Shares (which consist of (a) 371,382 Common Shares and (b) warrants to purchase 10,406 Common Shares) directly owned by York Investment Limited (“York Investment”), a corporation organized under the laws of the Commonwealth of The Bahamas;

(iii) 225,024 Common Shares (which consist of (a) 190,780 Common Shares and (b) warrants to purchase 34,244 Common Shares) directly owned by York Select, L.P. (“York Select”), a Delaware limited partnership;

(iv) 268,343 Common Shares (which consist of (a) 203,810 Common Shares and (b) warrants to purchase 64,533 Common Shares) directly owned by York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership;

(v) 253,371 Common Shares (which consist of (a) 202,940 Common Shares and (b) warrants to purchase 50,431 Common Shares) directly owned by York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands;

(vi) 147,949 Common Shares (which consist of (a) 138,444 Common Shares and (b) warrants to purchase 9,505 Common Shares) directly owned by York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership;

(vii) 163,876 Common Shares (which consist of (a) 161,821 Common Shares and (b) warrants to purchase 2,055 Common Shares) directly owned by York Enhanced Strategies Fund, LLC (“York Enhanced Strategies”), a Delaware limited liability company;

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(viii) 1,172 Common Shares directly owned by York Long Enhanced Fund, L.P. (“York Long Enhanced”), a Delaware limited partnership; and

(ix) 42,862 Common Shares (which consist of (a) 39,790 Common Shares and (b) warrants to purchase 3,072 Common Shares) directly owned by certain other accounts (“Managed Accounts”).

The general partners of York Capital, York Select, York Credit Opportunities, York Global Value and York Long Enhanced and the managers of York Investment, York Select Trust and York Enhanced Strategies have delegated certain management and administrative duties of such funds to JGD. In addition, JGD manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the Common Shares reported in this Schedule.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office address of JGD is:

c/o York Capital Management
767 Fifth Avenue
17th Floor
New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of JGD is Delaware.

Item 2(d).	Title of Class of Securities: Common Shares, par value $.01 per share

Item 2(e).	CUSIP Number: 00374N107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

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(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	1,606,652

(b) Percent of class:	15.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,606,652

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	1,606,652

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on an aggregate of approximately 10,627,367 Common Shares, which consist of (i) approximately 10,418,995 Common Shares outstanding as of June 20, 2006, (ii) the number of Common Shares issued to JGD by the issuer as a distribution in connection with the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., as amended and (iii) the number of Common Shares issuable to JGD if JGD were to exercise all of its warrants to purchase Common Shares. The number of Common Shares outstanding relied upon was provided by the issuer as an estimate. As is set forth below, the issuer does not have a current Form 10-K or Form 10-Q, which would verify this information, filed with the Securities and Exchange Commission.

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JGD is filing this Statement on Schedule 13G based on the belief that the Common Shares of the issuer were registered pursuant to the Securities Exchange Act of 1934 by the filing of a Form 8-A on September 8, 2003 and remain so registered. In a Current Report on Form 8-K filed by the issuer on August 2, 2007, the issuer provided audited consolidated financial statements as of December 31, 2003, 2004 and 2005, and for the period from September 8, 2003 to December 31, 2003 and for the years ended December 31, 2004 and 2005 (collectively, the “Audited Historical Financial Statements”); however, the issuer stated “without the disclosure of the Company’s 2006 financial performance and other disclosures that would be required in connection with the Company’s periodic Exchange Act filings, notwithstanding the disclosure of the Audited Historical Financial Statements, the Company does not believe that adequate current public information exists regarding its business and financial condition to support a market in its securities. This Current Report on Form 8-K is an informational filing only and does not bring the Company back into compliance with Exchange Act requirements to file Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.”

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all Common Shares reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Trust, York Global Value, York Enhanced Strategies, York Long Enhanced or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all Common Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: February 14, 2008

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

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